Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charge Calculation
(dollars in thousands)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
		(Restated)	(Restated)	(Restated)
Pre-tax income from continuing operations	361	6,310	10,675	11,190
Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	7,593	7,625	22,516	23,667
Interest factor of rental expense (1)	2,263	2,008	6,613	6,204

Total fixed charges	9,856	9,633	29,129	29,871
Pre-tax income from continuing operations plus fixed charges	10,217	15,943	39,804	41,061
Ratio of Earnings to Fixed Charge	1.04	1.66	1.37	1.37
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(1)	One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this represents a reasonable approximation of the interest factor.

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